UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):      April 29, 2022

IMPERIAL OIL LIMITED

(Exact name of registrant as specified in its charter)

Canada	0-12014	98-0017682
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

505 Quarry Park Boulevard S.E., Calgary, Alberta	T2C 5N1
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:              1-800-567-3776

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[✓]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
None		None

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company    ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.    ☐

Item 2.02	Results of Operations and Financial Condition.

On April 29, 2022, Imperial Oil Limited (the “company” or “Imperial”) by means of a press release disclosed information relating to the company’s financial condition and results of operations for the fiscal quarter ended March 31, 2022. A copy of the press release is attached as Exhibit 99.1 to this report.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

The following exhibit is furnished as part of this report on Form 8-K:

99.1	News release of the company on April 29, 2022 disclosing information relating to the company’s estimated first quarter financial and operating results for the fiscal quarter ended March 31, 2022.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IMPERIAL OIL LIMITED

Date: April 29, 2022
	By:	/s/ Ian Laing

	Name:	Ian Laing
	Title:	Vice-president, general counsel and
corporate secretary

	By:	/s/ Cathryn Walker

	Name:	Cathryn Walker
	Title:	Assistant corporate secretary

Q1 News Release

Calgary, April 29, 2022	Exhibit 99.1

Imperial announces first quarter 2022 financial and operating results

●	Highest first quarter net income in over 30 years of $1,173 million with Upstream income of $782 million and Downstream income of $389 million, driven primarily by strong market conditions

●	Highest first quarter cash flow from operating activities in over 30 years of $1,914 million, with free cash flow¹ of $1,635 million

●	Upstream production of 380,000 barrels per day, impacted by extreme cold weather and unplanned downtime at Kearl

●	Downstream quarterly refinery capacity utilization of 93%, third consecutive quarter above 90%

●	Completed construction of the Sarnia Products Pipeline providing enhanced access to the high-value Toronto market and reducing transportation costs

●	Declared second quarter dividend of 34 cents per share

●	Announced intention to initiate a substantial issuer bid to purchase up to $2.5 billion of its common shares

	First quarter
millions of Canadian dollars, unless noted	2022	2021	Δ

Net Income (loss) (U.S. GAAP)	1,173	392	+781

Net Income (loss) per common share, assuming dilution (dollars)	1.75	0.53	+1.22

Capital and exploration expenditures	296	163	+133

Imperial reported estimated net income in the first quarter of $1,173 million up from $813 million in the fourth quarter of 2021, driven primarily by strong market conditions. Cash flow from operating activities was $1,914 million up from $1,632 million in the fourth quarter of 2021. Both net income and cash flow from operating activities represent the highest first quarter result in over 30 years.

“Imperial achieved strong financial results across all business lines in the first quarter as pandemic restrictions were lifted and commodity prices further strengthened,” said Brad Corson, chairman, president and chief executive officer. “With strong margins across all our businesses, we are very well positioned to continue generating substantial free cash flow1 this year.”

Upstream production in the first quarter averaged 380,000 gross oil-equivalent barrels per day. At Kearl, quarterly total gross production averaged 186,000 barrels per day with operations impacted by extreme cold weather and unplanned downtime. Subsequent to the first quarter, Kearl’s April month-to-date production increased to about 250,000 total gross barrels per day. At Cold Lake, the company’s strategic focus on reliability and optimization continued to drive strong operating performance with quarterly production of 140,000 gross barrels per day.

In the Downstream, quarterly refining throughput averaged 399,000 barrels per day with capacity utilization of 93% representing the third consecutive quarter with utilization above 90%. Quarterly petroleum product sales averaged 447,000 barrels per day as pandemic restrictions began lifting late in the quarter.

¹ non-GAAP financial measure - see attachment VI for definition and reconciliation

After more than a century, Imperial continues to be an industry leader in applying technology and innovation to responsibly develop Canada’s energy resources. As Canada’s largest petroleum refiner, a major producer of crude oil, a key petrochemical producer and a leading fuels marketer from coast to coast, our company remains committed to high standards across all areas of our business.

Q1 News Release

During the quarter, construction of the Sarnia Products Pipeline was completed ahead of schedule, with start-up and commissioning completed in April. The pipeline provides enhanced access into the high-value Toronto market and is expected to reduce annual transportation costs by $40 million.

Chemical first quarter net income was $56 million, compared to net income of $64 million in the fourth quarter of 2021, as margins eased from record highs.

During the quarter, Imperial returned $449 million to shareholders through the accelerated completion of the company’s normal course issuer bid, with the program concluding on January 31, 2022. The company also paid $185 million in dividends, and declared a second quarter dividend of 34 cents per share. “Imperial has a long track record of returning surplus cash to shareholders and I am pleased to announce the company’s plans to initiate a substantial issuer bid returning up to $2.5 billion to shareholders in the second quarter of 2022,” said Corson.

Imperial continues to advance lower emission solutions in support of its sustainability goals, including its recently announced oil sands greenhouse gas intensity reduction goal of 30 percent by 2030 from 2016 levels. Imperial is a member of the Oil Sands Pathways to Net Zero alliance that is working with federal and provincial governments with a goal to achieve net zero greenhouse gas emissions from oil sands operations by 2050. The company also continues to progress plans for a world-class renewable diesel manufacturing facility at its Strathcona refinery, to provide Canada with a large new domestic source of renewable fuel to help reduce Scope 3 emissions.

“Imperial remains confident in our ability to reduce emissions and advance lower-emission technologies. We are also encouraged by recent steps taken by the federal government to support investment tax credits on large-scale carbon capture projects to help Canada achieve its climate goals,” said Corson. “Continued collaboration and our long history of research and development will continue to serve us well on this journey.”

¹ non-GAAP financial measure – see attachment VI for definition and reconciliation

After more than a century, Imperial continues to be an industry leader in applying technology and innovation to responsibly develop Canada’s energy resources. As Canada’s largest petroleum refiner, a major producer of crude oil, a key petrochemical producer and a leading fuels marketer from coast to coast, our company remains committed to high standards across all areas of our business.

IMPERIAL OIL LIMITED

First quarter highlights

●

Net income of $1,173 million or $1.75 per share on a diluted basis, the highest first quarter in over 30 years, up from $392 million or $0.53 per share in the first quarter of 2021. Improved net income was primarily driven by strong market conditions.

●

Cash flows from operating activities of $1,914 million, the highest first quarter in over 30 years, up from $1,045 million in the same period of 2021. Cash flows from operating activities excluding working capital¹ of $1,219 million, compared with $1,068 million in the same period of 2021. Changes in working capital of $695 million includes $459 million of income taxes payable in the first quarter of 2023.

●	Capital and exploration expenditures totalled $296 million, up from $163 million in the first quarter of 2021.

●

The company returned $634 million to shareholders in the first quarter of 2022, including $449 million from the accelerated completion of the company’s normal course issuer bid program on January 31, 2022 and $185 million in dividends paid.

●

Announced intention to initiate a substantial issuer bid to purchase for cancellation up to $2.5 billion of its common shares. The company anticipates that the terms and pricing will be determined and the offer will commence during the next two weeks.

●

Production averaged 380,000 gross oil-equivalent barrels per day, compared to 432,000 barrels per day in the same period of 2021. Production was impacted by extreme cold weather and unplanned downtime at Kearl.

●

Total gross bitumen production at Kearl averaged 186,000 barrels per day (132,000 barrels Imperial’s share), compared to 251,000 barrels per day (178,000 barrels Imperial’s share) in the first quarter of 2021. Production was impacted by extreme cold weather and unplanned downtime. April month-to-date production has since increased to about 250,000 total gross barrels per day.

●

Gross bitumen production at Cold Lake averaged 140,000 barrels per day, consistent with the first quarter of 2021, driven by continued strong operating performance and efficiently offsetting production decline.

●

The company’s share of gross production from Syncrude averaged 77,000 barrels per day, compared to 79,000 barrels per day in the first quarter of 2021. Syncrude continues to leverage the interconnect pipeline to capture value, achieving record first quarter bitumen production.

●

The previously announced marketing process for Imperial and ExxonMobil Canada’s interests in XTO Energy Canada is on-going, with bids received now under evaluation. A definitive decision to sell the assets has not yet been made and operations will continue as normal throughout the marketing process and should the process not result in a sale.

●

Refinery throughput averaged 399,000 barrels per day, up from 364,000 barrels per day in the first quarter of 2021. Capacity utilization was 93 percent, up from 85 percent in the first quarter of 2021, the third consecutive quarter with utilization above 90 percent. Higher throughput and utilization were driven primarily by increased demand.

●	Petroleum product sales were 447,000 barrels per day, up from 414,000 barrels per day in the first quarter of 2021. Higher petroleum product sales were driven primarily by increased demand.

●

Completed construction of the Sarnia Products Pipeline ahead of schedule, with commissioning and start-up completed in April. The pipeline provides enhanced access into the high-value Toronto market and is expected to reduce annual transportation costs by $40 million.

●	Chemical net income of $56 million in the quarter, compared to $67 million in the first quarter of 2021 as margins eased from record highs.

●	Announced expanded partnership with Loblaw’s PC Optimum loyalty program, offering Canadians the opportunity to redeem PC Optimum points at more than 2,000 Esso stations across Canada.

¹ non-GAAP financial measure – see attachment VI for definition and reconciliation

IMPERIAL OIL LIMITED

Current business environment

During the COVID-19 pandemic, industry investment to maintain and increase production capacity was restrained to preserve capital, resulting in underinvestment and supply tightness as demand for petroleum and petrochemical products recovered. Across late 2021 and early 2022, this dynamic, along with supply chain constraints, and a continuation of demand recovery led to a steady increase in oil and natural gas prices. In the first quarter of 2022, tightness in the oil and natural gas markets was further exacerbated by Russia’s invasion of Ukraine and subsequent sanctions imposed upon business and other activities in Russia. The price of crude oil and certain regional natural gas indicators increased to levels not seen for several years.

Operating results

First quarter 2022 vs. first quarter 2021

	First Quarter
millions of Canadian dollars, unless noted	2022	2021
Net income (loss) (U.S. GAAP)	1,173	392
Net income (loss) per common share, assuming dilution (dollars)	1.75	0.53

Upstream

Net income (loss) factor analysis

millions of Canadian dollars

Price – Higher realizations were generally in line with increases in marker prices, driven primarily by increased demand and supply chain constraints. Average bitumen realizations increased by $42.17 per barrel generally in line with WCS and synthetic crude oil realizations increased by $49.83 per barrel generally in line with WTI.

Volumes – Lower volumes primarily driven by extreme cold weather and unplanned downtime at Kearl.

Royalty – Higher royalties primarily driven by improved commodity prices.

Marker prices and average realizations

	First Quarter
Canadian dollars, unless noted	2022	2021
West Texas Intermediate (US$)	95.01	58.14
Western Canada Select (US$)	80.46	45.64
WTI/WCS Spread (US$)	14.55	12.50
Bitumen (per barrel)	89.36	47.19
Synthetic crude oil (per barrel)	117.24	67.41
Average foreign exchange rate (US$)	0.79	0.79

IMPERIAL OIL LIMITED

Production
	First Quarter
thousands of barrels per day	2022	2021
Kearl (Imperial’s share)	132	178
Cold Lake	140	140
Syncrude (Imperial’s share) (a)	77	79

Kearl total gross production (thousands of barrels per day)	186	251

(a) In the first quarter of 2022, Syncrude (Imperial’s share) gross production included about 1 thousand barrels per day of bitumen (2021 - rounded to 0 thousand barrels per day) that was exported to the operator’s facilities using an existing interconnect pipeline.

Lower production at Kearl was primarily a result of extreme cold weather and unplanned downtime.

Downstream

Net income (loss) factor analysis

millions of Canadian dollars

Margins – Higher margins primarily reflect improved market conditions.

Refinery utilization and petroleum product sales
	First Quarter
thousands of barrels per day, unless noted	2022	2021
Refinery throughput	399	364
Refinery capacity utilization (percent)	93	85
Petroleum product sales	447	414

Improved refinery throughput in the first quarter of 2022 primarily reflects increased demand.

Improved petroleum product sales in the first quarter of 2022 were mainly due to increased demand.

Chemicals

Net income (loss) factor analysis

millions of Canadian dollars

IMPERIAL OIL LIMITED

Corporate and other

	First Quarter
millions of Canadian dollars	2022	2021
Net income (loss) (U.S. GAAP)	(54)	(46)

Liquidity and capital resources

	First Quarter
millions of Canadian dollars	2022	2021

Cash flow generated from (used in):

Operating activities	1,914	1,045

Investing activities	(279)	(147)

Financing activities	(639)	(202)

Increase (decrease) in cash and cash equivalents	996	696

Cash and cash equivalents at period end	3,149	1,467

Cash flow generated from operating activities primarily reflects higher Upstream realizations, improved Downstream margins, and favourable working capital impacts.

Cash flow used in investing activities primarily reflects higher additions to property, plant and equipment.

Cash flow used in financing activities primarily reflects:

	First Quarter
millions of Canadian dollars, unless noted	2022	2021

Dividends paid	185	162

Per share dividend paid (dollars)	0.27	0.22

Share repurchases (a)	449	-

Number of shares purchased (millions) (a)	8.9	-

(a) Share repurchases were made under the company’s normal course issuer bid program, and include shares purchased from Exxon Mobil Corporation concurrent with, but outside of the normal course issuer bid.

The company completed share repurchases under its normal course issuer bid on January 31, 2022. The company did not purchase shares during the first quarter of 2021.

On April 29, 2022 the company announced its intention to launch a substantial issuer bid pursuant to which the company will offer to purchase for cancellation up to $2,500,000,000 of its common shares. The substantial issuer bid will be made through a modified Dutch auction, with a tender price range to be determined by the company at the time of commencement of the offer. Shares may also be tendered by way of a proportionate tender, which will result in a shareholder maintaining their proportionate share ownership. ExxonMobil has advised Imperial that it intends to make a proportionate tender in connection with the offer in order to maintain its proportionate share ownership at approximately 69.6 percent following completion of the offer. Nothing in this report shall constitute an offer to purchase or a solicitation of an offer to sell any shares.

Key financial and operating data follow.

IMPERIAL OIL LIMITED

Additional information regarding the tender offer

The tender offer described in this communication (the “Offer”) has not yet commenced. This communication is for informational purposes only. This communication is not a recommendation to buy or sell Imperial Oil Limited shares or any other securities, and it is neither an offer to purchase nor a solicitation of an offer to sell Imperial Oil Limited Shares or any other securities.

On the commencement date of the Offer, Imperial Oil Limited will file an offer to purchase, accompanying issuer bid circular and related letter of transmittal and notice of guaranteed delivery (the “Offering Documents”) with Canadian securities regulatory authorities and mail these to the company’s shareholders. The company will also file a tender offer statement on Schedule TO, including the Offering Documents, with the United States Securities and Exchange Commission (the “SEC”). The Offer will only be made pursuant to the Offering Documents filed with Canadian securities regulatory authorities and as a part of the Schedule TO. Shareholders should read carefully the Offering Documents because they contain important information, including the various terms of, and conditions to, the Offer. Once the Offer is commenced, shareholders will be able to obtain a free copy of the tender offer statement on Schedule TO, the Offering Documents and other documents that Imperial Oil Limited will be filing with the SEC at the SEC’s website at www.sec.gov, with Canadian securities regulatory authorities at www.sedar.com, or from Imperial Oil Limited’s website at www.imperialoil.ca.

Forward-looking statements

Statements of future events or conditions in this report, including projections, targets, expectations, estimates, and business plans are forward-looking statements. Forward-looking statements can be identified by words such as believe, anticipate, intend, propose, plan, goal, seek, project, predict, target, estimate, expect, strategy, outlook, schedule, future, continue, likely, may, should, will and similar references to future periods. Forward-looking statements in this report include, but are not limited to, references to the company’s intention to initiate a substantial issuer bid, including the size, timing for determining the terms and pricing and commencement, structure and ExxonMobil’s intent to make a proportionate tender; being well positioned to generate substantial free cash flow in 2022; anticipated cost reductions from the Sarnia Products Pipeline; continuing to advance lower emissions solutions in support of the company’s sustainability goals, and benefit from collaboration and research and development; oil sands greenhouse gas intensity reduction goal of 30 percent by 2030; the Oil Sands Pathways to Net Zero alliance goal to achieve net zero greenhouse gas emissions from oil sands operations by 2050; continuing to progress the Strathcona renewal diesel manufacturing facility and its potential impact; the impact of leveraging the Syncrude interconnect pipeline; the marketing process for XTO Energy Canada, including evaluation of bids and operations continuing as normal throughout the marketing process; and the expanded partnership with Loblaw’s PC Optimum program.

Forward-looking statements are based on the company’s current expectations, estimates, projections and assumptions at the time the statements are made. Actual future financial and operating results, including expectations and assumptions concerning demand growth and energy source, supply and mix; production rates, growth and mix across various assets; project plans, timing, costs, technical evaluations and capacities and the company’s ability to effectively execute on these plans and operate its assets, including factors influencing a final investment decision for the renewable diesel complex at Strathcona; the adoption and impact of new facilities or technologies on reductions to GHG emissions intensity, including but not limited to Strathcona renewable diesel, solvent technologies to replace energy intensive steam at Cold Lake, boiler flue gas technology at Kearl, and support for and advancement of carbon capture and storage, and any changes in the scope, terms, or costs of such projects; the amount and timing of emissions reductions; receipt of regulatory approvals; support from policymakers and other stakeholders for various new technologies such as carbon capture and storage; that the necessary exemptive relief to proceed with the substantial issuer bid under applicable securities laws will be received on the timeline anticipated; ExxonMobil making a proportionate tender in connection with the substantial issuer bid; applicable laws and government policies, including with respect to climate change and GHG emissions reductions; capital and environmental expenditures; progression of COVID-19 and its impacts on Imperial’s ability to operate its assets; the company’s ability to effectively execute on its business continuity plans and pandemic response activities; and commodity prices, foreign exchange rates and general market conditions could differ materially depending on a number of factors.

IMPERIAL OIL LIMITED

These factors include global, regional or local changes in supply and demand for oil, natural gas, and petroleum and petrochemical products and resulting price, differential and margin impacts, including foreign government action with respect to supply levels and prices, the impact of COVID-19 on demand and the occurrence of wars; availability and allocation of capital; the receipt, in a timely manner, of regulatory and third-party approvals; the results of research programs and new technologies, the ability to bring new technologies to commercial scale on a cost-competitive basis, and the competitiveness of alternative energy and other emission reduction technologies; lack of required support from governments and policymakers for adoption of new technologies for emissions reductions; unanticipated technical or operational difficulties; project management and schedules and timely completion of projects; availability and performance of third-party service providers, including in light of restrictions related to COVID-19; environmental risks inherent in oil and gas exploration and production activities; political or regulatory events, including changes in law or government policy, environmental regulation including climate change and greenhouse gas regulation, and actions in response to COVID-19; management effectiveness and disaster response preparedness, including business continuity plans in response to COVID-19; operational hazards and risks; cybersecurity incidents, including increased reliance on remote working arrangements; currency exchange rates; general economic conditions; and other factors discussed in Item 1A risk factors and Item 7 management’s discussion and analysis of financial condition and results of operations of Imperial Oil Limited’s most recent annual report on Form 10-K.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Imperial Oil Limited. Imperial’s actual results may differ materially from those expressed or implied by its forward-looking statements and readers are cautioned not to place undue reliance on them. Imperial undertakes no obligation to update any forward-looking statements contained herein, except as required by applicable law.

In this release all dollar amounts are expressed in Canadian dollars unless otherwise stated. This release should be read in conjunction with Imperial’s most recent Form 10-K. Note that numbers may not add due to rounding.

The term “project” as used in this release can refer to a variety of different activities and does not necessarily have the same meaning as in any government payment transparency reports.

IMPERIAL OIL LIMITED

Attachment I

	Three Months
millions of Canadian dollars, unless noted	2022	2021

Net Income (loss) (U.S. GAAP)

Total revenues and other income	12,686	6,998

Total expenses	11,152	6,486
Income (loss) before income taxes	1,534	512

Income taxes	361	120
Net income (loss)	1,173	392

Net income (loss) per common share (dollars)	1.75	0.53

Net income (loss) per common share - assuming dilution (dollars)	1.75	0.53

Other Financial Data

Gain (loss) on asset sales, after tax	16	2

Total assets at March 31	43,810	39,007

Total debt at March 31	5,171	5,144

Shareholders’ equity at March 31	22,276	21,736

Capital employed at March 31	27,471	26,906

Dividends declared on common stock

Total	228	161

Per common share (dollars)	0.34	0.22

Millions of common shares outstanding

At March 31	669.1	734.1

Average - assuming dilution	671.9	735.7

IMPERIAL OIL LIMITED

Attachment II

	Three Months
millions of Canadian dollars	2022	2021

Total cash and cash equivalents at period end	3,149	1,467

Operating Activities

Net income (loss)	1,173	392

Adjustments for non-cash items:

Depreciation and depletion	426	494

(Gain) loss on asset sales	(20)	(3)

Deferred income taxes and other	(331)	60

Changes in operating assets and liabilities	695	(23)

All other items - net	(29)	125

Cash flows from (used in) operating activities	1,914	1,045

Investing Activities

Additions to property, plant and equipment	(304)	(167)

Proceeds from asset sales	24	7

Loans to equity companies - net	1	13

Cash flows from (used in) investing activities	(279)	(147)

Cash flows from (used in) financing activities	(639)	(202)

IMPERIAL OIL LIMITED

Attachment III

	Three Months
millions of Canadian dollars	2022	2021

Net income (loss) (U.S. GAAP)

Upstream	782	79

Downstream	389	292

Chemical	56	67

Corporate and other	(54)	(46)
Net income (loss)	1,173	392

Revenues and other income

Upstream	4,534	3,493

Downstream	14,045	5,305

Chemical	471	376

Eliminations / Corporate and other	(6,364)	(2,176)

Revenues and other income	12,686	6,998

Purchases of crude oil and products

Upstream	1,890	1,834

Downstream	12,512	4,020

Chemical	315	209

Eliminations	(6,367)	(2,176)

Purchases of crude oil and products	8,350	3,887

Production and manufacturing

Upstream	1,249	1,109

Downstream	356	326

Chemical	54	50

Eliminations	-	-

Production and manufacturing	1,659	1,485

Selling and general

Upstream	-	-

Downstream	147	133

Chemical	23	25

Eliminations / Corporate and other	55	31

Selling and general	225	189

Capital and exploration expenditures

Upstream	222	85

Downstream	68	68

Chemical	1	2

Corporate and other	5	8

Capital and exploration expenditures	296	163

Exploration expenses charged to Upstream income included above	2	2

IMPERIAL OIL LIMITED

Attachment IV

Operating statistics	Three Months
	2022	2021

Gross crude oil and natural gas liquids (NGL) production (thousands of barrels per day)
Kearl	132	178
Cold Lake	140	140
Syncrude (a)	77	79
Conventional	11	11
Total crude oil production	360	408
NGLs available for sale	2	2
Total crude oil and NGL production	362	410

Gross natural gas production (millions of cubic feet per day)	110	131

Gross oil-equivalent production (b) (thousands of oil-equivalent barrels per day)	380	432

Net crude oil and NGL production (thousands of barrels per day)

Kearl	123	173
Cold Lake	107	112
Syncrude (a)	59	74
Conventional	11	11
Total crude oil production	300	370
NGLs available for sale	1	2
Total crude oil and NGL production	301	372

Net natural gas production (millions of cubic feet per day)	107	127

Net oil-equivalent production (b) (thousands of oil-equivalent barrels per day)	319	393

Kearl blend sales (thousands of barrels per day)	189	248
Cold Lake blend sales (thousands of barrels per day)	187	182
NGL sales (thousands of barrels per day) (c)	1	-

Average realizations (Canadian dollars)
Bitumen (per barrel)	89.36	47.19
Synthetic crude oil (per barrel)	117.24	67.41
Conventional crude oil (per barrel)	98.38	49.54
NGL (per barrel)	59.27	31.16
Natural gas (per thousand cubic feet)	5.08	3.24

Refinery throughput (thousands of barrels per day)	399	364
Refinery capacity utilization (percent)	93	85

Petroleum product sales (thousands of barrels per day)
Gasolines	209	198
Heating, diesel and jet fuels	173	153
Lube oils and other products	48	43
Heavy fuel oils	17	20
Net petroleum products sales	447	414

Petrochemical sales (thousands of tonnes)	210	211
(a)

In the first quarter of 2022, Syncrude (Imperial’s share) gross and net production included about 1 thousand barrels per day of bitumen (2021 - rounded to 0 thousand barrels per day) that was exported to the operator’s facilities using an existing interconnect pipeline.

(b)	Gas converted to oil-equivalent at six million cubic feet per one thousand barrels.
(c)	NGL sales round to 0 in 2021.

IMPERIAL OIL LIMITED

Attachment V

	Net income (loss) (U.S. GAAP) millions of Canadian dollars	Net income (loss) per common share -diluted (a) Canadian dollars

2018
First Quarter	516	0.62
Second Quarter	196	0.24
Third Quarter	749	0.94
Fourth Quarter	853	1.08
Year	2,314	2.86

2019
First Quarter	293	0.38
Second Quarter	1,212	1.57
Third Quarter	424	0.56
Fourth Quarter	271	0.36
Year	2,200	2.88

2020
First Quarter	(188)	(0.25)
Second Quarter	(526)	(0.72)
Third Quarter	3	-
Fourth Quarter	(1,146)	(1.56)
Year	(1,857)	(2.53)

2021
First Quarter	392	0.53
Second Quarter	366	0.50
Third Quarter	908	1.29
Fourth Quarter	813	1.18
Year	2,479	3.48

2022
First Quarter	1,173	1.75

(a)   Computed using the average number of shares outstanding during each period. The sum of the quarters presented may not add to the year total.

IMPERIAL OIL LIMITED

Attachment VI

Non-GAAP financial measures and other specified financial measures

Certain measures included in this document are not prescribed by U.S. Generally Accepted Accounting Principles (GAAP). These measures constitute “non-GAAP financial measures” under Securities and Exchange Commission Regulation G, and “specified financial measures” under National Instrument 52-112 Non-GAAP and Other Financial Measures Disclosure of the Canadian Securities Administrators.

Reconciliation of these non-GAAP financial measures to the most comparable GAAP measure, and other information required by these regulations have been provided. Non-GAAP financial measures and specified financial measures are not standardized financial measures under GAAP and do not have a standardized definition. As such, these measures may not be directly comparable to measures presented by other companies, and should not be considered a substitute for GAAP financial measures.

Cash flows from (used in) operating activities excluding working capital

Cash flows from (used in) operating activities excluding working capital is a non-GAAP financial measure that is the total cash flows from operating activities less the changes in operating assets and liabilities in the period. The most directly comparable financial measure that is disclosed in the financial statements is cash flows from (used in) operating activities within the company’s Consolidated statement of cash flows. Management believes it is useful for investors to consider these numbers in comparing the underlying performance of the company’s business across periods when there are significant period-to-period differences in the amount of changes in working capital. Changes in working capital is equal to “Changes in operating assets and liabilities” as disclosed in the company’s Consolidated statement of cash flows and in Attachment II of this document. This measure assesses the cash flows at an operating level, and as such, does not include proceeds from asset sales as defined in Cash flows from operating activities and asset sales in the Frequently Used Terms section of the company’s annual Form 10-K.

Reconciliation of cash flows from (used in) operating activities excluding working capital

	Three Months
millions of Canadian dollars	2022	2021
From Imperial’s Consolidated statement of cash flows
Cash flows from (used in) operating activities	1,914	1,045

Less changes in working capital
Changes in operating assets and liabilities	695	(23)
Cash flows from (used in) operating activities excl. working capital	1,219	1,068

Free cash flow

Free cash flow is a non-GAAP financial measure that is cash flows from operating activities less additions to property, plant and equipment and equity company investments plus proceeds from asset sales. The most directly comparable financial measure that is disclosed in the financial statements is cash flows from (used in) operating activities within the company’s Consolidated statement of cash flows. This measure is used to evaluate cash available for financing activities (including but not limited to dividends and share purchases) after investment in the business.

Reconciliation of free cash flow

	Three Months
millions of Canadian dollars	2022	2021
From Imperial’s Consolidated statement of cash flows
Cash flows from (used in) operating activities	1,914	1,045

Cash flows from (used in) investing activities
Additions to property, plant and equipment	(304)	(167)
Proceeds from asset sales	24	7
Loans to equity companies - net	1	13
Free cash flow	1,635	898

IMPERIAL OIL LIMITED

Net income (loss) excluding identified items

Net income (loss) excluding identified items is a non-GAAP financial measure that is total net income (loss) excluding individually significant non-operational events with an absolute corporate total earnings impact of at least $100 million in a given quarter. The net income (loss) impact of an identified item for an individual segment in a given quarter may be less than $100 million when the item impacts several segments or several periods. The most directly comparable financial measure that is disclosed in the financial statements is net income (loss) within the company’s Consolidated statement of income. Management uses these figures to improve comparability of the underlying business across multiple periods by isolating and removing significant non-operational events from business results. The company believes this view provides investors increased transparency into business results and trends, and provides investors with a view of the business as seen through the eyes of management. Net income (loss) excluding identified items is not meant to be viewed in isolation or as a substitute for net income (loss) as prepared in accordance with U.S. GAAP. All identified items are presented on an after-tax basis.

Reconciliation of net income (loss) excluding identified items

There were no identified items in the first quarter of 2022 and 2021.

Cash operating costs (cash costs)

Cash operating costs is a non-GAAP financial measure that consists of total expenses, less costs that are non-cash in nature, including, Purchases of crude oil and products, Federal excise taxes and fuel charge, Depreciation and depletion, Non-service pension and postretirement benefit, and Financing. The components of cash operating costs include (1) Production and manufacturing, (2) Selling and general and (3) Exploration, from the company’s Consolidated statement of income, and as disclosed in Attachment III of this document. The sum of these income statement lines serve as an indication of cash operating costs and does not reflect the total cash expenditures of the company. The most directly comparable financial measure that is disclosed in the financial statements is total expenses within the company’s Consolidated statement of income. This measure is useful for investors to understand the company’s efforts to optimize cash through disciplined expense management.

Reconciliation of cash operating costs

	Three Months
millions of Canadian dollars	2022	2021
From Imperial’s Consolidated statement of Income
Total expenses	11,152	6,486
Less:
Purchases of crude oil and products	8,350	3,887
Federal excise taxes and fuel charge	479	404
Depreciation and depletion	426	494
Non-service pension and postretirement benefit	4	11
Financing	7	14
Total cash operating costs	1,886	1,676

Components of cash operating costs

	Three Months
millions of Canadian dollars	2022	2021
From Imperial’s Consolidated statement of Income
Production and manufacturing	1,659	1,485
Selling and general	225	189
Exploration	2	2
Cash operating costs	1,886	1,676

Segment contributions to total cash operating costs

	Three Months
millions of Canadian dollars	2022	2021
Upstream	1,251	1,111
Downstream	503	459
Chemicals	77	75
Corporate/Eliminations	55	31
Cash operating costs	1,886	1,676

IMPERIAL OIL LIMITED

Unit cash operating cost (unit cash costs)

Unit cash operating costs is a non-GAAP ratio. Unit cash operating costs (unit cash costs) is calculated by dividing cash operating costs by total gross oil-equivalent production, and is calculated for the Upstream segment, as well as the major Upstream assets. Cash operating costs is a non-GAAP financial measure and is disclosed and reconciled above. This measure is useful for investors to understand the expense management efforts of the company’s major assets as a component of the overall Upstream segment. Unit cash operating cost, as used by management, does not directly align with the definition of “Average unit production costs” as set out by the U.S. Securities and Exchange Commission (SEC), and disclosed in the company’s SEC Form 10-K.

Components of unit cash operating cost

	Three Months
	2022				2021
millions of Canadian dollars	Upstream (a)	Kearl	Cold Lake	Syncrude	Upstream (a)	Kearl	Cold Lake	Syncrude
Production and manufacturing	1,249	521	322	348	1,109	455	260	333
Selling and general	-	-	-	-	-	-	-	-
Exploration	2	-	-	-	2	-	-	-
Cash operating costs	1,251	521	322	348	1,111	455	260	333

Gross oil-equivalent production (thousands of barrels per day)	380	132	140	77	432	178	140	79
Unit cash operating cost ($/oeb)	36.58	43.86	25.56	50.22	28.58	28.40	20.63	46.84
USD converted at the YTD average forex	28.90	34.65	20.19	39.67	22.57	22.44	16.30	37.00
2022 US$0.79; 2021 US$0.79

(a) Upstream includes Kearl, Cold Lake, Imperial’s share of Syncrude and other.